As filed with the Securities and Exchange Commission on August 30, 2011
Registration No. 333-175940

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

POST-EFFECTIVE
AMENDMENT NO. 1
TO

Form F-4

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Ocean Rig UDW Inc.
(Exact name of registrant as specified in its charter)

Republic of the Marshall Islands	1381	N/A
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Ocean Rig UDW Inc.
10 Skopa Street, Tribune House
2nd Floor, Office 202, CY 1075
Nicosia, Cyprus
011 357 22767517
(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)	Seward & Kissel LLP Attention: Gary J. Wolfe One Battery Park Plaza New York, New York 10004 (212) 574-1200 (Name, address and telephone number of agent for service)

Copies to:

Gary J. Wolfe
Seward & Kissel LLP
One Battery Park Plaza
New York, NY 10004
(212) 574-1200 (telephone number)
(212) 480-8421 (facsimile number)

Approximate date of commencement of proposed sale to the public:  As soon as practicable after this registration statement becomes effective.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☑

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

☐  Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering	Aggregate	Registration
Securities to be Registered	Registered	Price per Unit	Offering Price	Fee
Common stock, par value $0.01	28,571,428	$16.39(1)	$468,285,705(2)	$54,368(3)
Preferred stock purchase rights(4)	—	—	—	—
Total	28,571,428	$16.39(1)	$468,285,705(2)	$54,368(3)(5)

(1)	Based upon the U.S. Dollar equivalent as of August 17, 2011 of the average of the bid and ask prices of the common stock as of August 16, 2011, as reported on the Norwegian OTC market.

(2)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(f)(1) of the Securities Act of 1933, as amended (the “Securities Act”), based upon the U.S. Dollar equivalent of the average of the bid and ask prices of the common stock as of August 16, 2011, as reported on the Norwegian OTC market as prescribed by Rule 457(c).

(3)	Determined in accordance with Section 6(b) of the Securities Act to be $54,368, which is equal to 0.00011610 multiplied by the proposed maximum aggregate offering price of $468,285,705.

(4)	Preferred stock purchase rights are not currently separable from the common stock and are not currently exercisable. The value attributable to the preferred stock purchase rights, if any, will be reflected in the market price of the common stock.

(5)	Previously paid.

EXPLANATORY NOTE

Ocean Rig UDW Inc. is filing this amendment to the registration statement on Form F-4 (Registration No. 333-175940), declared effective on August 26, 2011 by the U.S. Securities and Exchange Commission (the “Registration Statement”), solely for the purpose of including the Consent of Prokopios (Akis) Tsirigakis filed as Exhibit 23.4 to the Registration Statement. No other changes have been made to the Registration Statement or the prospectus contained therein.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers

I. Article VIII of the Amended and Restated Bylaws of the of the Registrant provides as follows:

1. Any person who is or was a Director or officer of the Corporation, or is or was serving at the request of the Corporation as a director or officer of another, partnership, joint venture, trust or other enterprise shall be entitled to be indemnified by the Corporation upon the same terms, under the same conditions, and to the same extent as authorized by Section 60 of the BCA, if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Corporation shall have the power to pay in advance expenses a director or officer incurred while defending a civil or criminal proceeding, provided that the director or officer will repay the amount if it shall ultimately be determined that he or she is not entitled to indemnification under this section.

2. The Corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a Director or officer of the Corporation or is or was serving at the request of the Corporation as a director or officer against any liability asserted against such person and incurred by such person in such capacity whether or not the Corporation would have the power to indemnify such person against such liability by law or under the provisions of these Bylaws.

II. Section 60 of the Associations Law of the Republic of the Marshall Islands provides as follows:

1. Actions not by or in right of the corporation.  A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of no contest, or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the bests interests of the corporation, and, with respect to any criminal action or proceedings, had reasonable cause to believe that his conduct was unlawful.

2. Actions by or in right of the corporation.  A corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that he is or was a director or officer of the corporation, or is or was serving at the request of the corporation, or is or was serving at the request of the corporation as a director or officer of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by him or in connection with the defense or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claims, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

3. When director or officer successful.  To the extent that a director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (1) or (2) of this section, or in the defense of a claim, issue or matter therein, he shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him in connection therewith.

4. Payment of expenses in advance.  Expenses incurred in defending a civil or criminal action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding as authorized by the board of directors in the specific case upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section.

5. Indemnification pursuant to other rights.  The indemnification and advancement of expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

6. Continuation of indemnification.  The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

7. Insurance.  A corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director or officer of the corporation or is or was serving at the request of the corporation as a director or officer against any liability asserted against him and incurred by him in such capacity whether or not the corporation would have the power to indemnify him against such liability under the provisions of this section.

Item 21.	Exhibits and Financial Statement Schedules

(a) Exhibits

The exhibits filed as part of this registration statement are listed in the index to exhibits immediately preceding such exhibits, which index to exhibits is incorporated herein by reference.

(b) Financial Statements

The financial statements filed as part of this registration statement are listed in the index to the financial statements immediately preceding such financial statements, which index to the financial statements is incorporated herein by reference.

Item 22.	Undertakings

The undersigned registrant hereby undertakes:

(a) Under Rule 415 of the Securities Act,

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement :

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a

20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, as amended, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements. Notwithstanding the foregoing, with respect to registration statements on Form F-3, a post-effective amendment need not be filed to include financial statements and information required by Section 10(a)(3) of the Securities Act of 1933 or Rule 3-19 under the Securities Act of 1933 if such financial statements and information are contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Form F-3.

(b)-(g) Not applicable.

(h) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(i)-(l) Not applicable.

The undersigned registrant hereby undertakes: (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means, and (ii) to arrange or provide for a facility in the United States for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of post-effective amendment all information concerning a transaction and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Athens, Greece, on August 30, 2011.

OCEAN RIG UDW INC.

By:	/s/ George Economou
Name:     George Economou

Title:	President, Chief Executive Officer and Chairman of the Board of Directors

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date

/s/ George Economou George Economou	President, Chief Executive Officer and Chairman of the Board of Directors (Principal Executive Officer, Principal Financial Officer, Principal Accounting Officer)	August 30, 2011

/s/ Pankaj Khanna Pankaj Khanna	Director	August 30, 2011

/s/ Michael Gregos Michael Gregos	Director	August 30, 2011

/s/ Trygve Arnesen Trygve Arnesen	Director	August 30, 2011

/s/ Savvas D. Georghiades Savvas D. Georghiades	Director	August 30, 2011

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of the Securities Act of 1933, as amended, the undersigned, the duly authorized representative of the Registrant in the United States, has signed this registration statement in the City of Newark, State of Delaware, August 30, 2011.

PUGLISI & ASSOCIATES

By:	/s/ Donald J. Puglisi
Name:     Donald J. Puglisi

Title:	Authorized Representative

EXHIBIT INDEX

Number	Description of Exhibit

3.1	Second Amended and Restated Articles of Incorporation of the Company*
3.2	Second Amended and Restated Bylaws of the Company*
4.1	Form of Share Certificate*
4.2	Amended and Restated Stockholders Rights Agreement, dated June 3, 2011*
4.3	Certificate of Designations of Rights, Preferences and Privileges of Series A Participating Preferred Stock of the Company*
5.1	Opinion of Seward & Kissel LLP, as to the legality of the Exchange Shares*
8.1	Opinion of Seward & Kissel LLP, as to certain tax matters*
10.1	Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd.*
10.2	Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.*
10.3	Addendum No. 1 dated May 16, 2011 to a Drillship Master Agreement, dated November 22, 2010, between DryShips Inc. and Samsung Heavy Industries Co., Ltd., as novated by a Novation Agreement, dated December 30, 2010, between Samsung Heavy Industries Co., Ltd., DryShips Inc. and Ocean Rig UDW Inc.*
10.4	Senior Secured Credit Facility Agreement, dated April 15, 2011, by and among Drillships Holdings Inc. and Nordea Bank Finland plc, London Branch and certain financial institutions listed therein relating to a credit facility of $800,000,000*
10.5	Facility Agreement, dated December 21, 2010, by and among Drillship Hydra Owners Inc., Deutsche Bank AG, London Branch and certain financial institutions listed therein relating to a short-term loan facility of $325,000,000*
10.6	$230,000,000 Secured Loan Agreement, dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG(1)
10.7	First Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(2)
10.8	Second Supplemental Agreement to Secured Loan Facility Agreement dated September 10, 2007, as amended and supplemented by a First Supplemental Agreement dated January 10, 2008, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(3)
10.9	Waiver Letter, dated April 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(4)
10.10	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000*
10.11	Compliance Confirmation Letter, dated June 16, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(5)
10.12	Compliance Confirmation Letter, dated September 3, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(6)
10.13	Compliance Confirmation Letter, dated November 25, 2010, to a Secured Loan Facility Agreement dated January 10, 2007, as amended by a First Supplemental Agreement dated January 10, 2008 and a Second Supplemental Agreement dated January 23, 2009, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG, relating to a loan of up to $230,000,000(7)

Number	Description of Exhibit

10.14	Guarantee and Indemnity, dated January 23, 2009, by DryShips Inc. in favor of DVB Bank SE, relating to a $230,000,000 secured loan agreement, dated September 10, 2007, as amended and supplemented, by and among Drillship Hydra Owners Inc. and Drillship Paros Owners Inc. and DVB Bank AG*
10.15	Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(8)
10.16	Addendum No. 1, dated December 19, 2008, to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein for $1,040,000,000(9)
10.17	Amendment and Restatement Agreement, dated November 19, 2009, relating to a Guarantee, Revolving Credit and Term Loan Facility Agreement dated September 17, 2008 by and between Ocean Rig ASA, Ocean Rig Norway AS and certain financial institutions listed therein, relating to a loan of up to $1,040,000,000(10)
10.18	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, relating to a loan of up to $562,500,000*
10.19	Credit Facility Agreement, dated July 18, 2008, by and between Drillship Kithira Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, relating to a loan of up to $562,500,000*
10.20	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(11)
10.21	Supplemental Agreement, dated September 17, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(12)
10.22	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(13)
10.23	Supplemental Agreement No. 2, dated December 18, 2008, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by Supplemental Agreement dated September 17, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(14)
10.24	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(15)
10.25	Waiver Letter, dated May 21, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(16)
10.26	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(17)
10.27	Facility Agent’s and Security Trustee’s Consent Letter, dated June 5, 2009, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(18)
10.28	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(19)
10.29	Supplemental Agreement No. 3, dated January 29, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008 and the Supplemental Agreement No. 2 dated December 18, 2008, between Drillship Kithira Owners Inc. and Deutsche Bank AG(20)

Number	Description of Exhibit

10.30	Facility Agent’s Consent Letter, dated June 23, 2010 relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Skopelos Owners Inc. and Deutsche Bank AG(21)
10.31	Facility Agent’s Consent Letter, dated June 23, 2010, relating to a $562,500,000 Credit Facility Agreement dated July 18, 2008, as amended and supplemented by the Supplemental Agreement dated September 17, 2008, the Supplemental Agreement No. 2 dated December 18, 2008 and the Supplemental Agreement No. 3 dated January 29, 2010, between Drillship Kithira Owners Inc. and Deutsche Bank AG(22)
10.32	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, relating to a loan of up to $562,500,000*
10.33	Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement dated July 18, 2008, as amended and supplemented on September 17, 2008, December 18, 2008 and January 29, 2010, between Drillship Kithira Owners Inc., Deutsche Bank AG and certain financial institutions listed therein, relating to a loan of up to $562,500,000*
10.34	Amendment Agreement to the Credit Agreement, dated August 10, 2011, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein*
10.35	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein*
10.36	Sponsor Construction and Post-Delivery Guarantee, dated July 18, 2008, by and among DryShips Inc., Deutsche Bank Luxembourg S.A. and certain financial institutions listed therein*
10.37	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Skopelos Owners Inc., Deutsche Bank AG and certain financial institutions listed therein*
10.38	Guarantee, dated April 27, 2011, by and among Ocean Rig UDW Inc., Deutsche Bank Luxembourg S.A. and Deutsche Bank AG Filiale Deutschlandgeschaft, relating to the Amendment and Restatement Agreement, dated April 27, 2011, to the Credit Facility Agreement, dated July 18, 2008, as amended and supplemented, between Drillship Kithira Owners Inc., Deutsche Bank AG and certain financial institutions listed therein*
10.39	Global Services Agreement, dated December 1, 2010, by and between DryShips Inc. and Cardiff Marine Inc.*
10.40	Consultancy Agreement, dated September 1, 2010, by and between DryShips Inc. and Vivid Finance Limited*
10.41	Bond Agreement between Ocean Rig UDW Inc. and Norsk Tillitsmann ASA, dated April 14, 2011*
21.1	List of Subsidiaries*
23.1	Consent of Seward & Kissel LLP (included in Exhibit 5.1)
23.2	Consent of Independent Registered Public Accounting Firm (Ernst & Young AS)*
23.3	Consent of Fearnley Offshore AS*
23.4	Consent of Prokopios (Akis) Tsirigakis
24	Power of Attorney*
99.1	Letter of Transmittal*

*	Previously filed.

(1)	Incorporated by reference from Exhibit 4.65 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(2)	Incorporated by reference from Exhibit 4.66 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(3)	Incorporated by reference from Exhibit 4.67 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(4)	Incorporated by reference from Exhibit 4.97 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(5)	Incorporated by reference from Exhibit 4.98 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(6)	Incorporated by reference from Exhibit 4.99 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(7)	Incorporated by reference from Exhibit 4.100 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(8)	Incorporated by reference from Exhibit 4.44 to the Annual Report of DryShips Inc. filed on Form 20-F on March 30, 2009.

(9)	Incorporated by reference from Exhibit 4.58 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(10)	Incorporated by reference from Exhibit 4.59 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(11)	Incorporated by reference from Exhibit 4.51 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(12)	Incorporated by reference from Exhibit 4.52 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(13)	Incorporated by reference from Exhibit 4.53 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(14)	Incorporated by reference from Exhibit 4.54 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(15)	Incorporated by reference from Exhibit 4.78 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(16)	Incorporated by reference from Exhibit 4.79 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(17)	Incorporated by reference from Exhibit 4.80 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(18)	Incorporated by reference from Exhibit 4.81 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(19)	Incorporated by reference from Exhibit 4.55 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(20)	Incorporated by reference from Exhibit 4.56 to the Annual Report of DryShips Inc. filed on Form 20-F on April 9, 2010.

(21)	Incorporated by reference from Exhibit 4.84 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.

(22)	Incorporated by reference from Exhibit 4.85 to the Annual Report of DryShips Inc. filed on Form 20-F on April 15, 2011.